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                               UseTheExperts.com
                            3601 West Sahara Avenue
                                   Suite 201
                              Las Vegas, NV  89102

March 27, 2000

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

     Re:  UseTheExperts.com
     Registration Statement Form SB-2
     Commission File No. 333-89751
     Filed October 27, 1999

Ladies and Gentlemen:

     Reference is hereby made to the above referenced Registration Statement which was filed with the Securities and Exchange Commission (the "Commission") by UseTheExperts.com on October 27, 1999. Application is hereby made by the Company to withdraw the Registration Statement. The Company has subsequently sold all of its outstanding common stock to an unrelated person and the Company has determined that it is not in the best interest of the Company to conduct a public offering of its shares at this time. As such, registration of its securities is no longer necessary.

     The Company hereby represents that it has not offered or sold any securities under such Registration Statement during the pendancy of this filing. The Company hereby requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. If such consent is to be granted by the Commission, please grant such consent as soon as reasonably practicable. Please provide the Company with a copy of the Order granting withdrawal of the Registration Statement as soon as it is available.

     If you have any questions regarding this application, please contact the Company's President and Chief Executive Officer, Alex Varonos at 805-498-2239.

                                        Very truly yours,

                                        /s/ Alex Varonos
                                        --------------------
                                        Alex Varonos